FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: June 11, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614     Fax: 902-468-0631
www.gammonlake.com
TSX: GAM / AMEX:GRS / BSX: GL7

Press Release 06-2004	June 10, 2004

Gammon Lake Announces New Drill Results from Both Ocampo Northeast
Underground Project Area and Open-Pit Project Area

GAMMON LAKE INTERSECTS 1-METRE OF 390 GRAMS PER TONNE GOLD AND
1,402 GRAMS PER TONNE SILVER, FOR A GOLD-EQUIVALENT GRADE OF 411
GRAMS PER TONNE (13.2 OUNCES PER TONNE GOLD-EQUIVALENT) IN HOLE OU-100
ON THE AVENTURERO STRUCTURE

56 New Step-Out and In-Fill Drill Holes Completed in Fifth Round of Drilling at Northeast Underground
Project Area as Part of the 65,000-Metre Drill Program

Gammon Lake Resources Inc. (TSX:GAM; AMEX:GRS) is pleased to release the results from 56 new step-out and in-fill drill holes at its 100%-owned Ocampo Gold-Silver Project. The results are from the fifth round of surface drilling and underground drilling from ramp development as part of the Company’s 65,000-metre drilling and development program at the Northeast Ocampo Underground Project Area. The 56 holes reported produced 47 intercepts above underground cut-off grade of 3 g/t gold-equivalent, and include hole OU-100 grading 390 grams per tonne gold and 1,402 grams per tonne silver, over an intercept of 1-metre on the high-grade Aventurero structure. (See Table 1 below for drill results)

Table 1: Newly Reported Drill Results from the Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)

San Juan	OU-53	83.0	85.5	2.5	2.84	101	4.4

San Juan	OU-54	47.0	49.0	2.0	5.17	325	10.2

	and	53.0	55.0	2.0	1.71	105	3.3

	and	58.0	60.0	2.0	3.93	275	8.2

San Juan	OU-56	71.0	74.0	3.0	3.77	88	5.1

San Juan	OU-57	51.0	66.0	15.0	4.15	103	5.7

	includes	63.0	64.0	1.0	10.85	304	15.5

	and	68.0	69.0	1.0	3.09	56	4.0

	and	70.0	71.0	1.0	2.66	61	3.6

	and	87.0	88.5	1.5	3.01	32	3.5

San Juan	OU-58	Abandoned

San Juan	OU-59	74.0	75.0	1.0	2.51	110	4.2

	and	79.0	80.0	1.0	8.36	44	9.0

La Esperanza	OU-60	58.5	61.0	2.5	3.33	80	4.6

La Esperanza	OU-61	49.5	50.0	0.5	15.80	328	20.8

La Esperanza	OU-62	66.3	70.1	3.8	5.13	151	7.5

	includes	66.3	67.3	1.0	15.40	399	21.5

(Table continued on page 2)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)

La Esperanza	OU-64	110.0	111.0	1.0	4.09	142	6.3

La Esperanza	OU-65	80.0	80.5	0.5	0.66	156	3.1

San Juan	OU-66	71.9	72.4	0.5	2.31	234	5.9

	and	99.0	1	1.0	3.40	6	3.5

San Juan	OU-67	108.7	109.7	1.0	2.60	61	3.5

San Juan	OU-69	78.0	85.0	7.0	2.14	119	4.0

	includes	79.0	80.0	1.0	4.10	338	9.3

San Juan	OU-70	93.0	96.0	3.0	4.57	435	11.3

	Includes	95.0	96.0	1.0	9.20	1,055	25.4

San Juan	OU-71	Abandoned

San Juan	OU-72	85.0	91.0	6.0	8.16	164	10.7

	includes	86.0	88.0	2.0	17.65	359	23.2

San Juan	OU-75	67.6	68.4	0.8	8.77	676	19.2

San Juan	OU-76	67.0	70.0	3.0	5.51	330	10.6

San Juan	OU-78	68.0	70.0	2.0	3.34	269	7.5

	includes	69.0	70.0	1.0	4.68	402	10.9

San Juan	OU-79	67.0	68.0	1.0	6.57	787	18.7

San Juan	OU-80	75.0	78.0	3.0	1.85	87	3.2

Aventurero	OU-84	125.0	126.0	1.0	3.44	68	4.5

Aventurero	OU-85	146.0	148.0	2.0	11.09	244	14.8

	and	152.0	154.0	2.0	4.84	327	9.9

Aventurero	OU-86	172.0	173.0	1.0	6.11	150	8.4

La Esperanza	OU-87	85.5	87.0	1.5	2.70	68	3.7

New Structure	OU-87	115.0	118.0	3.0	4.79	7	4.9

Aventurero	OU-87	180.0	183.0	3.0	3.00	243	6.7

	and	208.0	210.0	2.0	5.57	118	7.4

Aventurero	OU-91	73.0	74.0	1.0	3.29	95	4.8

Aventurero	OU-92	87.0	91.0	4.0	3.49	119	5.3

Aventurero	OU-93	65.0	66.0	1.0	3.48	27	3.9

La Esperanza	OU-95	34.0	41.0	7.0	14.82	161	17.3

	includes	35.0	36.0	1.0	90.40	812	102.9

Aventurero	OU-96	143.0	148.0	5.0	5.00	138	7.1

	includes	146.0	148.0	2.0	10.51	335	15.7

Aventurero	OU-100	91.0	92.0	1.0	390.00	1,402	411.6

Rosario	OG-117	120.0	121.0	1.0	6.36	326	11.4

Rosario	OG-120	153.0	154.0	1.0	6.48	626	16.1

	and	165.0	166.0	1.0	9.76	344	15.1

Rosario	OG-122	129.0	130.0	1.0	4.23	190	7.2

La Cruz	OG-127	283.5	285.0	1.5	19.15	33	19.7

Rosario	OG-128	151.5	153.0	1.5	2.88	17	3.1

Rosario	OG-133	In progress

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
Holes OU-55,63,68,74,77,81-83,88-90&94 and holes OG-125&131 encountered low-grade.
Assays are pending for OU-97 to 99. OU-73 is an operations hole drilled for power cable.

(Continued on page 3)

Other significant results include hole OU-72 intercepting 2-metres of 17.65 grams per tonne gold and 359 grams per tonne silver, for a gold-equivalent grade of 23.2 grams per tonne. This was included in a 6-metre intercept grading 8.16 grams per tonne gold and 164 grams per tonne silver, for a gold-equivalent grade of 10.7 grams per tonne.

Results to date from exploration in the Northeast Underground Project Area continue to demonstrate continuity of high-grade mineralization in known structures. The discovery of new, previously unknown, high-grade targets continues to demonstrate the tremendous exploration potential of the property and gives evidence of the benefit of underground exploration facilitated by the development of ramps and tunnels.

Testing  of Recently Discovered La Esperanza Vein Continues to Deliver Positive Results, Including Hole
OU-95 Grading 14.82 Grams per Tonne Gold and 161 Grams per Tonne Silver, for a Gold-Equivalent
Grade of 17.3 Grams per Tonne Over 7-Metres

Further testing of the recently discovered La Esperanza Vein (see press release 05-2004) continues to deliver positive results. La Esperanza was a blind target, with no surface expression, encountered during underground development and the construction of an underground shop. Drilling to date on La Esperanza has averaged 8.8 grams per tonne gold and 142 grams per tonne silver, for an average gold-equivalent grade of 11.0 grams per tonne, over an average interval of 2.4-metres. Hole OU-95 grades 90.4 grams per tonne gold and 812 grams per tonne silver, for a gold-equivalent grade of 102.9 grams per tonne, over 1-metre and is contained in a 7-metre intercept grading 14.82 grams per gold and 161 grams per tonne silver. (See Table 2)

Table 2: Results from Drilling on Newly Discovered La Esperanza Vein

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)

La Esperanza	OU-60	58.5	61.0	2.5	3.33	80	4.6

La Esperanza	OU-61	49.5	50.0	0.5	15.80	328	20.8

La Esperanza	OU-62	66.3	70.1	3.8	5.13	151	7.5

	includes	66.3	67.3	1.0	15.40	399	21.5

La Esperanza	OU-64	110.0	111.0	1.0	4.09	142	6.3

La Esperanza	OU-65	80.0	80.5	0.5	0.66	156	3.1

La Esperanza	OU-87	85.5	87.0	1.5	2.70	68	3.7

La Esperanza	OU-95	34.0	41.0	7.0	14.82	161	17.3

	includes	35.0	36.0	1.0	90.40	812	102.9

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
Hole OU-63 encountered low-grade.

Discovery of New High Grade Structure, Veta Chica, Further Demonstrates the
Exceptional Exploration Potential of the Ocampo Property

Continued tunneling in the Northeast Underground Project Area has resulted in the discovery of another new high-grade structure. The Veta Chica, like La Esperanza, is another example of a blind target, with no surface expression. Initial sample results from limited underground exposure has returned 0.5-metres grading 55.9 grams per tonne gold and 1010 grams per tonne silver, 0.2-metres grading 91.7 grams per tonne gold and 1395 grams per tonne silver, 0.2-metres grading 26.9 grams per tonne gold and 644 grams per tonne silver, and 0.5-metres grading 8.28 grams per tonne gold and 218 grams per tonne silver. The Veta Chica is oriented parallel to La Esperanza and lies 30-metres to the west. The discovery of this high-grade structure further demonstrates the exceptional exploration potential of the Ocampo property and the benefit of underground exploration.

(Continued on page 4)

GAMMON LAKE ANNOUNCES RESULTS OF FIRST ROUND OF DRILLING FROM 30,000-METRE
DEEP DRILL PROGRAM AND DISCOVERY OF NEW SURFACE TARGET AND DEEP
UNDERGROUND EXTENSION OF THE OCAMPO OPEN-PIT PROJECT AREA

18 Deep Drill Holes Completed at Open-Pit Project Area, Including Hole OG-119 Grading 7.2 Grams per
Tonne Gold-Equivalent Over 9.7-Metres and Includes a 1.0-Metre Intercept Grading 8.26 Grams per
Tonne Gold and 889 Grams per Tonne Silver, for a Gold-Equivalent Grade of 21.9 Grams per Tonne

Gammon Lake is also pleased to announce the results from the first round of deep drilling as part of the 30,000-metre deep drill program now underway at the Ocampo Open-Pit Project Area. The first 18 holes produced 14 intercepts above a 3.0 grams per tonne underground cut-off grade. These included hole OG-124 grading 15.26 grams per tonne gold and 227 grams per tonne silver, for a gold-equivalent grade of 18.7 grams per tonne over 3-metres (See Table 3).

Table 3: Results of Deep Drilling Beneath the Open-Pit Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (65:1, g/t)

Plaza de Gallos	OG-113	294.0	295.0	1.0	1.57	164	4.1

Refugio	OG-114	Shallow

New Structure	OG-116	61.5	70.5	9.0	1.24	<5	1.3

	includes	61.5	63.0	1.5	5.75	6	5.8

Plaza de Gallos	OG-116	205.0	211.0	6.0	2.85	180	5.6

	includes	209.0	211.0	2.0	6.88	424	13.4

	OG-116	Abandoned at 211 metres

Plaza de Gallos	OG-118	Shallow

Plaza de Gallos	OG-119	333.3	343.0	9.7	3.19	258	7.2

	includes	334.0	335.0	1.0	8.26	889	21.9

	includes	341.0	342.0	1.0	6.20	496	13.8

	and	349.0	350.0	1.0	2.36	141	4.5

Alma	OG-124	129.0	133.5	4.5	2.28	318	7.2

Refugio	OG-124	313.0	316.0	3.0	15.26	227	18.7

Picacho	OG-126	283.0	286.0	3.0	3.08	452	10.0

New Structure	OG-132	60.0	67.0	7.0	1.38	95	2.8

	includes	61.5	63.0	1.5	5.82	208	9.0

Conico	OG-132	Hole is still in progress and above main target

Plaza de Gallos	OG-134	Hole abandoned at top of zone in 3 g/t Au

Refugio	OG-135	May need to be deepened

New Structure	OG-136	84.0	106.0	22.0	0.59	44	1.3

	includes	88.5	90.0	1.5	6.04	222	9.5

Conico	OG-136	381.0	382.0	1.0	1.30	123	3.2

New Structure	OG-137	18.0	19.5	1.5	2.17	170	4.8

Plaza de Gallos	OG-137	551.0	552.0	1.0	<0.05	406	6.2

Conico	OG-138	367.0	368.0	1.0	7.10	801	19.4

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
Holes OG-115,121,123, 129-130 encountered low-grade.

(Continued on page 5)

The results of deep drilling beneath the limits of the proposed open-pits demonstrate underground extension of gold-silver mineralization open to depth (See Figures 1, 2 and 3 for locations of deep drill holes). Company management recognizes the potential for discovery of as much, or more, underground resource in the Open-Pit Project Area, as that discovered in the Northeast Project Area.

Figure 1:  Long Section of Proposed Picacho Pit
Showing Location of Drill Holes

Figure 2:  Long Section of Proposed Refugio -
Plaza de Gallos Pit Showing Location of Drill Holes

Figure 3:  Long Section of Proposed Conico Pit Showing Location of Drill Holes

(Continued on page 6)

New Shallow Structure Encountered During Deep Drilling Southwest of the PGR Trend Produces Gold-
Equivalent Grade of 1.3 Grams per Tonne, Over 22-Metres.

Testing of the underground resource potential beneath the limits of the proposed open-pits is facilitated by deep drilling southwest of the PGR Trend. This drilling encountered a shallow body of gold-silver mineralization aligned parallel to the PGR trend, now identified as a new surface target. Hole OG-136 grades 1.3 gram per tonne gold-equivalent over an intercept of 22-metres and contains 1.5-metres grading 6.04 grams per tonne gold and 222 grams per tonne silver, for a gold-equivalent grade of 9.5 grams per tonne, at shallow depths. These new intercepts are being incorporated into the ongoing resource study with additional shallow drilling underway. This will add to the size of the resources/reserves contained in the Open-Pit Area.

Gammon management continues to be encouraged by the results to date from their ongoing exploration activities at Ocampo. The total property-wide resource combining both the Northeast Underground Project Area and the Open-Pit Area was defined in May 2003 as 4.4-million ounces gold-equivalent, in all categories. Approximately 41,300-metres of drilling in 187 drill holes has been completed since that time focused on upgrading and expanding the resource. There are currently eleven drill rigs on the property, working around the clock. The Company is now incorporating the new data in an updated, third-party resource study and is targeting a total property resource of 6-million ounces gold-equivalent.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer at (902) 468-0614. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

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